Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated July 27, 2011, with respect to (i) the consolidated financial statements of Sprague Energy Corp. as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 and (ii) the balance sheet of Sprague Resources LP as of June 23, 2011 (date of inception), included in Amendment No. 3 to the Registration Statement on Form S-1 and related Prospectus of Sprague Resources LP for the registration of common units representing limited partner interests.

/s/ Ernst & Young LLP

New York, New York

December 21, 2011